Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 22, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 136 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 9, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the iREIT® - MarketVector Quality REIT Index ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please disclose how the Index’s initial universe is determined.

Response: The Prospectus has been supplemented to disclose how the Index’s initial universe is determined.
3.	Please clarify the quantitative approach used in connection with the following: “The Index Provider then makes subsequent selections based on overall scores (i.e., quality and value), adhering to a sector cap of six REITs per sector.”

Response: The Trust confirms that the Prospectus has been revised to more clearly articulate that the foregoing process is quantitative.
4.	Please provide Index’s white paper supplementally. Please provide the following information for each of the top 20 anticipated holdings based on the Index methodology: issuer, index weight, country, industry, market cap, and principal exchange listing.

Response: The Trust confirms that the Index’s methodology and top twenty holdings have been provided to the Staff supplementally via email on February 21, 2024.

5.	With respect to the paragraph entitled “REITs with High-Quality Scores,” please explain more clearly when it may not result in 24 REITS: “Through this process, the Index Provider selects up to 24 REITs.”

Response: The foregoing paragraph has been revised accordingly.
6.	Please revise the following sentence to use plain English principles: “However, the Index provides more weight to high-quality REITs than to high-value REITs and preferred stocks. Specifically, high-quality REITs are assigned a weighting score of two, thereby receiving a heavier weighting, while the other categories (high-value REITs and preferred stocks) are assigned a weighting score of one.”

Response: The Trust confirms that the foregoing has been revised using plain English principles.
7.	Please briefly explain what a REIT is, what it does, and how it is financed.

Response: The Trust confirms a brief explanation has been added to the Prospectus.

PRINCIPAL INVESTMENT RISKS

8.	Please enhance the REIT Risk disclosure. Specifically, please explain how the valuations of REITs may be sensitive to fluctuations in interest rates and broader macroeconomic trends, such as the shift towards remote work, particularly in light of the high leverage often associated with REITs.

Response: The Trust confirms that the REIT Risk disclosure has been enhanced to address the foregoing concepts.

ADDITIONAL INFORMATION ABOUT THE FUND

9.	Please revise this section to provide more context, especially with respect to High-Value REIT Selection Process discussion.

Response: The Trust confirms that language has been added to provide more context to the section.
10.	For the Quality metrics, please disclose what periods are used (e.g., last quarter/last year).

Response: The Trust confirms that Prospectus has been revised to disclose the relevant periods for the Quality metrics.
11.	With respect to ETF Risks, the second bullet point discusses cash redemption risk, which is not mentioned in the Item 4 ETF Risk disclosure. Please harmonize. To the extent that cash redemption risk disclosure remains, please revise the strategy to discuss the Fund’s use of derivatives.

Response: The cash redemption risk disclosure was inadvertently included in the ETF Risk discussion and has been removed.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC

Appendix A

iREIT® - MarketVector Quality REIT Index ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.60%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$192